Chardan NexTech Acquisition 2 Corp.

17 State Street, 21st Floor

New York, NY 10004

VIA EDGAR

July 13, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn: Deanna Virginio

Re:	Chardan NexTech Acquisition 2 Corp. Registration Statement on Form S-1 Filed March 8, 2021

Amendment No. 3 to Registration Statement on Form S-1

Filed June 4, 2021

File No. 333-254010

Dear Ms. Virginio:

Chardan NexTech Acquisition 2 Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated June 17, 2021, regarding the Company’s Registration Statement on Form S-1 submitted to the Commission on March 8, 2021 (the “Registration Statement”) and Amendment No. 3 to Registration Statement on Form S-1 submitted to the Commission on June 4, 2021 (the “Amended Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Concurrently with the transmission of this letter, we are publicly filing the Company’s Amendment No. 2 to Registration Statement on Form S-1 with the Commission through EDGAR.

Amendment No. 3 to Registration Statement on Form S-1 filed June 4, 2021

Initial Business Combination

General, page 8

1.	Please clarify here and in the risk factors section that the public stockholders will not be entitled to vote or redeem their shares in connection with an extension from 18 months to up to 24 months to complete the business combination, as referenced on page 23. Please also describe the loans from insiders or their affiliates in the event of an extension under Certain Relationships and Related Party Transactions. Alternatively, please explain to us why such disclosure is not required.

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Attn: Deanna Virginio

Re: Chardan NexTech Acquisition 2 Corp.

July 13, 2021

In response to the Staff’s comment, we have revised in the Initial Business Combination and Risk Factors sections to clarify that the public stockholders will not be entitled to vote or redeem their shares in connection with such extensions. We have revised to describe the loans from insiders or their affiliates in the event of an extension under Certain Relationships and Related Party Transactions.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact to our counsel, Ari Edelman, at aedelman@reedsmith.com or by telephone at (212) 521-4234.

Sincerely,

/s/ Jonas Grossman
Jonas Grossman Chief Executive Officer
Chardan NexTech Acquisition 2 Co.

cc: Ari Edelman, Esq.